Exhibit 99.77(d)

ITEM 77D – Items with respect to security investments

ING Pioneer Fund Portfolio

1.

On March 7, 2013, the Board of Trustees of ING Pioneer Fund Portfolio approved a change with respect to the Portfolio’s sub-adviser from Pioneer Investment Management, Inc. to Columbia Management Investment Advisers, LLC and to the London Company of Virginia, LLC d/b/a The London Company (“TLC”) with related changes to the Portfolio’s name, and principal investment strategies.  Effective May 1, 2013, the Portfolio’s name was changed to ING Multi-Manager Large Cap Core Portfolio and the Portfolio’s principal investment strategies was revised as follows:

PRINCIPAL INVESTMENT STRATEGIES

Under normal market conditions, the Portfolio invests in at least 80% of its net assets (plus borrowings for investment purposes) in common stocks of large-capitalization companies.  The Portfolio will provide shareholders with at least 60 days’ prior notice of any change in this investment policy.  For this Portfolio, large-capitalization companies are companies with market capitalizations which fall within the range of companies in the S&P 500 Index at the time of purchase. The market capitalization of companies within the S&P 500 Index will change with market conditions.  The market capitalization of companies in the S&P 500 Index as of December 31, 2012 ranged from $1.45 billion to $501 billion.

The Portfolio generally invests in securities of U.S. issuers but may also invest up to 20% of its total assets in securities of foreign issuers. The Portfolio may invest directly in foreign securities or indirectly through depositary receipts.

The Portfolio may invest in derivatives such as futures, forward contracts, options and swap contracts, including credit default swaps. The Portfolio may use derivative instruments for both hedging and non-hedging purposes, including, for example, to produce incremental earnings, to hedge existing positions, to provide a substitute for a position in an underlying asset, to increase or reduce market or credit exposure, or to increase flexibility.

The Portfolio may invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder (“1940 Act”).

Columbia Management Investment Advisers, LLC (“CMIA”) and The London Company of Virginia, LLC d/b/a The London Company (“TLC”) (each a “Sub-Adviser” and collectively “Sub-Advisers”) provide the day-to-day management of the Portfolio.  The Sub-Advisers act independently of each other and use their own methodology for selecting investments.  Directed Services LLC, the Portfolio’s investment adviser, will determine the amount of Portfolio assets allocated to CMIA and TLC.

Each Sub-Adviser may sell a security when the security’s price reaches a target set by the Sub-Adviser, when the Sub-Adviser believes that there is deterioration in the issuer’s financial circumstances or fundamental prospects, when the Sub-Adviser believes that other investments are more attractive, or for other reasons.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33 1⁄3% of its total assets.

Columbia Management Investment Advisers, LLC

CMIA combines fundamental and quantitative analysis with risk management in identifying investment opportunities and constructing its portion of the Portfolio. CMIA considers, among other factors:

•

potential indicators of stock price appreciation, such as anticipated earnings growth, company restructuring, changes in management, business model changes, new product opportunities, or anticipated improvements in macroeconomic factors;

•

the financial condition and management of a company, including its competitive position, the quality of its balance sheet and earnings, its future prospects, and the potential for growth and stock price appreciation; and

•

overall economic and market conditions.

The London Company of Virginia, LLC

TLC seeks to invest in securities of well-established, profitable businesses having stable cash flows and/or significantly undervalued assets at significant discounts to their intrinsic values.

Guiding principles of TLC’s investment philosophy include: (1) Focus on return on capital, not earnings per share; (2) The value of a company is determined by cash inflows and outflows discounted by the optimal cost of capital, and; (3) Optimal diversification is essential to favorable investment results.

TLC employs a differentiated, conservative investment process that focuses on bottom up, fundamental analysis, utilizes a proprietary balance sheet optimization model, and follows a strict sell discipline. TLC primarily looks for the following characteristics: high cash return on tangible capital, consistent free cash flow generation, predictability and financial stability, and conservative valuations. TLC seeks these characteristics by initially screening a broad equity universe using an internally-generated quantitative model, which ranks universe members by pretax operating return on capital, pretax operating earnings and free cash flow yield based on equal weightings of these factors. TLC’s Investment Committee will review and possibly seek potential purchase candidates from this initial screen; however, candidates don’t necessarily have to be sourced from the screen if they generally meet TLC’s investment discipline. The team then exercises further fundamental and qualitative analysis on selected candidates, in addition to estimating intrinsic values by performing an internal balance sheet optimization analysis, as well as adjusting to market other company assets that may provide further downside protection.

The Investment Committee also evaluates the company’s management, incentives, actions, capital allocation decisions and corporate governance structure to ascertain whether or not management’s interests are aligned with shareholders. It then looks at the sources of a company’s competitive advantage as well as what levers management has at its disposal to increase shareholder value.  This information is gathered from company conference calls, competitor conference calls, industry contacts, SEC filing review, periodical review, and Wall Street research.

Typically, 30 to 40 companies are evaluated annually through this process and are included on an informal watch list.  Securities are ultimately added to the Portfolio when TLC determines that the risk/reward profile of the security has made it attractive enough to warrant purchase. This usually occurs when the valuation becomes more attractive and/or when new information gives the investment team higher conviction in the company’s investment thesis.

The overall result of the process is generally a low-beta portfolio that is diversified optimally with the expectation of better downside protection over a full market cycle.

ING Limited Maturity Bond Portfolio

2.

On May 22, 2013, the Board of Trustees of ING Limited Maturity Bond Portfolio approved a clarification of how the Portfolio’s average dollar-weighted maturity is calculated.  Effective May 31, 2013 the first paragraph of the Portfolio’s principal investment strategies was revised to read as follows:

Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowing for investment purposes) in a diversified portfolio of bonds that are limited maturity debt instruments. The Portfolio will provide shareholders with at least 60 days’ prior notice of any change in this investment policy. These short-

to intermediate-term debt instruments have remaining maturities of seven years or less. The dollar-weighted average maturity of the Portfolio generally will not exceed five years and in periods of rising interest rates may be shortened to one year or less. Because of the Portfolio’s holdings in asset-backed, mortgage-backed, and similar securities, the Portfolio’s average dollar-weighted maturity is equivalent to the average weighted maturity of the cash flows in the securities held by the Portfolio given prepayment assumptions (also known as weighted average life). Under normal market conditions, the Portfolio maintains significant exposure to government securities.

ING PIMCO High Yield Portfolio

3.

On May 22, 2013, the Board of Trustees of ING PIMCO High Yield Portfolio approved modification of the subsection entitled “Non-Fundamental Investment Restrictions – ING PIMCO High Yield Portfolio” of the section entitled “Fundamental Investment Restrictions and Non-Fundamental Investment Restrictions” to include the following:

may, from time to time, voluntarily participate in actions (for example, rights offerings, conversion privileges, exchange offers, credit event settlements, etc.) where the issuer or counterparty offers securities or instruments to holders or counterparties, such as the Portfolio, and the acquisition is determined to be beneficial to the Portfolio’s shareholders (“Voluntary Action”). Notwithstanding any percentage investment limitation listed under this “Fundamental and Non-Fundamental Investment Restrictions” section or any percentage investment limitation of the 1940 Act or rules thereunder, if the Portfolio has the opportunity to acquire a permitted security or instrument through a Voluntary Action, and the Portfolio will exceed a percentage investment limitation following the acquisition, it will not constitute a violation if, prior to the receipt of the securities or instruments and after announcement of the offering, the Portfolio sells an offsetting amount of assets that are subject to the investment limitation in question at least equal to the value of the securities or instruments to be acquired.

ING PIMCO Total Return Bond Portfolio

4.

On May 22, 2013, the Board of Trustees of ING PIMCO Total Return Bond Portfolio approved modification of the subsection entitled “Non-Fundamental Investment Restrictions – ING PIMCO Total Return Bond Portfolio” of the section entitled “Fundamental Investment Restrictions and Non-Fundamental Investment Restrictions” to include the following:

may, from time to time, voluntarily participate in actions (for example, rights offerings, conversion privileges, exchange offers, credit event settlements, etc.) where the issuer or counterparty offers securities or instruments to holders or counterparties, such as the Portfolio, and the acquisition is determined to be beneficial to the Portfolio’s shareholders (“Voluntary Action”). Notwithstanding any percentage investment limitation listed under this “Fundamental and Non-Fundamental Investment Restrictions” section or any percentage investment limitation of the 1940 Act or rules thereunder, if the Portfolio has the opportunity to acquire a permitted security or instrument through a Voluntary Action, and the Portfolio will exceed a percentage investment limitation following the acquisition, it will not constitute a violation if, prior to the receipt of the securities or instruments and after announcement of the offering, the Portfolio sells an offsetting amount of assets that are subject to the investment limitation in question at least equal to the value of the securities or instruments to be acquired.

5.

Effective April 30, 2013 the third paragraph of the Portfolio’s principal investment strategies was revised as follows:

The Portfolio invests primarily in investment-grade debt securities, but may invest up to 10% of its total assets in high-yield securities (“junk bonds”) rated below investment-grade but rated B or higher at the time of investment by Moody’s Investors Services, Inc., Standard & Poor’s Ratings Services, or by Fitch Ratings or, if unrated, determined by the Sub-Adviser to be of comparable quality (except that within such limitation, the Portfolio may invest in mortgage-related securities rated below B). The Portfolio may engage in short sales and may invest up to 10% of its total assets in equity-related securities. Equity-related securities share characteristics of both debt and equity, such as convertibles and preferred stock. The Portfolio may invest up to 30% of its total assets in non-U.S. dollar-denominated securities, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. Foreign exposure may be obtained through both developed countries and countries with emerging securities markets. The Portfolio may invest up to15% of its total assets in securities and instruments that are economically tied to countries with emerging securities markets. The Portfolio may also use foreign currency options and foreign currency forward contracts to increase exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one country to another. Foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) normally will be limited to 20% of its total assets.

ING BlackRock Inflation Protected Bond Portfolios

6.

Effective April 30, 2013, the first paragraph of the Portfolio’s principal investment strategies was revised as follows:

Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and U.S. and non-U.S. corporations. Inflation-indexed bonds are fixed income securities that are structured to provide protection against inflation. The Portfolio will provide at least 60 days’ prior notice of any change in the investment policy. For purposes of satisfying the 80% requirement, the Portfolio may also invest in derivative instruments that have economic characteristics similar to inflation indexed bonds.

ING BlackRock Large Cap Growth Portfolio

7.

Effective April 30, 2013, the fourth paragraph of the Portfolio’s principal investment strategies was revised as follows:

The Portfolio may invest in investment-grade convertible securities, preferred stocks, illiquid securities, and U.S. government debt instruments. There are no restrictions on the maturity of the debt instruments in which the Portfolio may invest. The Portfolio may also invest in derivatives including options, futures, indexed securities, inverse securities, swaps, and forward contracts to seek to hedge (or protect) the value of its assets against adverse movements in currency exchange rates, interest rates, and movements in the securities markets. In order to seek to effectively manage cash flows into or out of the Portfolio, the Portfolio may buy and sell financial futures contracts or options on such contracts. The Portfolio may purchase or sell securities that it is entitled to receive on a when issued basis. The Portfolio may also purchase or sell securities on a delayed delivery basis or through a forward commitment.